Brookfield

2025

Brookfield Renewable Corporation

Q1 MANAGEMENT'S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for
the three months ended March 31, 2025
The following Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2025 is provided as of May 2, 2025. Unless the context indicates or requires otherwise, the terms, “we”, “us”, and “our company” mean (i) when such references refer to a point in time before December 24, 2024, Brookfield Renewable Holdings Corporation (formerly, Brookfield Renewable Corporation) (“BRHC”) and its direct subsidiaries, and indirect operating entities as a group; (ii) when such references refer to a point in time on or after December 24, 2024, Brookfield Renewable Corporation (formerly 1505127 B.C.Ltd.) (“BEPC”). BEPC is an indirect controlled subsidiary of Brookfield Renewable Partners L.P. (“BEP”, or collectively with its subsidiaries, including BRHC and our company, “Brookfield Renewable”) (NYSE: BEP; TSX:BEP.UN). Unless the context indicates or requires otherwise, the “partnership” means Brookfield Renewable and its controlled subsidiaries, excluding BRHC and our company. The ultimate parent of Brookfield Renewable and Brookfield Renewable Corporation is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable and Brookfield Renewable Corporation, and unless the context otherwise requires, includes Brookfield Asset Management Ltd. (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their related parties.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
BEPC’s unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com/bepc), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR+ (www.sedarplus.ca).

Organization of the Management’s Discussion and Analysis

Part 1 – Overview	3	Part 5 – Liquidity and Capital Resources Continued
		Consolidated statements of cash flows	17
Part 2 – Financial Performance Review on Consolidated Information	4	Shares and units outstanding	18
		Contractual obligations	19
		Off-statement of financial position arrangements	19
Part 3 – Additional Consolidated Financial Information	5
Summary consolidated statements of financial position	5	Part 6 – Selected Quarterly Information	19
Related party transactions	5
		Part 7 – Critical Estimates, Accounting Policies, and Internal Controls	21
Part 4 – Financial Performance Review on Proportionate Information	8
		Part 8 – Presentation to Stakeholders and Performance Measurement	22
Proportionate results for the three months ended March 31	8
Reconciliation of non-IFRS measures	11	Part 9 – Cautionary Statements	25

Part 5 – Liquidity and Capital Resources	14
Available liquidity	14
Dividend policy	14
Borrowings	15
Capital expenditure	16

PART 1 – OVERVIEW
BUSINESS OVERVIEW
BEPC is a Canadian corporation incorporated on October 3, 2024 under the laws of British Columbia. Our company was established by Brookfield Renewable to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. While our operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders will, on economic terms, have exposure to all regions BEP operates in as a result of the exchange feature attaching to the Class A exchangeable subordinate voting shares ("BEPC exchangeable shares"), whereby BEPC will have the option to meet an exchange request by delivering cash or non-voting limited partnership units of BEP (“LP units”).
The BEPC exchangeable shares of our company are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and the LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the economic equivalence, we expect that the market price of the BEPC exchangeable shares will be significantly impacted by the market price of the LP units and the combined business performance of our company and Brookfield Renewable as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at http://ww.sedarplus.ca. Information about the partnership, including its SEC filings, is also available on its website at https://bep.brookfield.com. The information found on, or accessible through, https://bep.brookfield.com is not incorporated into and does not form a part of this MD&A.
Our company, Brookfield Renewable Holdings Corporation (“BRHC”), our subsidiaries and Brookfield Renewable (together our “Group”), target a total return of 12% to 15% per annum on the renewable assets that we own, measured over the long-term. Our group intends to generate this return from cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions and capital recycling initiatives. Brookfield Renewable determines its distributions based primarily on an assessment of its operating performance. Our group uses Funds From Operations (“FFO”) to assess operating performance which can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see the “Performance Disclosures” section of this MD&A.
The Arrangement
On December 24, 2024, the partnership, BRHC, and the company completed an arrangement (the “Arrangement”), pursuant to which 1505127 B.C. Ltd. (which was renamed Brookfield Renewable Corporation) became the “successor issuer” (as defined in NI 44-101) to the former BEPC, which was renamed Brookfield Renewable Holdings Corporation and BRHC’s class A exchangeable subordinate voting shares were delisted. The purpose of the Arrangement was to allow BEPC to maintain the benefits of its business structure, while addressing proposed amendments to the Income Tax Act (Canada) that were expected to result in additional costs to the company if no action was taken. In connection with the Arrangement, among other things, (i) holders of class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-one basis; (ii) Brookfield transferred their class A exchangeable subordinate voting shares of BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BRHC were delisted; (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX; (v) the partnership transferred 55 class B shares of BRHC to BEPC in exchange for 55 class B shares of BEPC; and (vi) 43,606 class B shares of BEPC were issued to the partnership in exchange for $1 million. The class A.2 exchangeable shares are exchangeable by Brookfield into BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or LP units on a one-for-one basis.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three months ended March 31:

	Three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenues	$907	$1,125
Direct operating costs	(368)	(484)
Management service costs	(23)	(21)
Interest expense	(413)	(363)
Depreciation	(307)	(345)
Remeasurement of interests held in BRHC by the partnership	123	—
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	100	—
Remeasurement of exchangeable and class B shares of BRHC	—	548
Income tax expense	(7)	(33)
Net (loss) income	$(5)	$491
	Average FX rates to USD
	€0.95	0.92
R$	5.84	4.95
COP	4,191	3,915
Variance Analysis For The Three Months Ended March 31, 2025
Revenues totaling $907 million represents a decrease of $218 million compared to the same period in the prior year as growth of our business and inflation escalation on our contracted generation was offset by recently completed asset sales, organizational structuring initiatives and the strengthening of the U.S. dollar. Recently commissioned facilities contributed 209 GWh of generation and $10 million of revenues, which was offset by recently completed asset sales and organizational structuring initiatives that reduced generation by 3,409 GWh and revenues by $172 million. On a same store, constant currency basis, revenues decreased by $15 million as the benefits from inflation escalation on our contracted generation in Brazil and Colombia, strong pricing on recent recontracting initiatives at our hydroelectric assets and higher resources at our wind and South American hydroelectric portfolios were offset by lower resources at our North American hydroelectric assets, which benefited from unseasonably mild conditions in the prior year that pulled hydrology forward and resulted in above LTA generation.
The strengthening of the U.S. dollar relative to the same period in the prior year across most currencies decreased revenues by $41 million, which was partly offset by a $28 million favorable foreign exchange impact on our operating and interest expenses.
Direct operating costs totaling $368 million, represents a decrease of $116 million compared to the same period in the prior year due to recently completed asset sales and organizational structuring initiatives and the above noted strengthening of the U.S. dollar partly offset by additional costs from our recently commissioned facilities.
Management service costs totaled $23 million, representing an increase of $2 million compared to the same period in the prior year.
Interest expense totaling $413 million represents an increase of $50 million compared to the same period in the prior year due to financing initiatives to fund development activities and the re-classification of distributions on the BRHC Class C shares to interest expense due to their treatment as a liability as a result of the Arrangement offset by recently completed asset sales and organizational structuring initiatives and the above noted strengthening of the U.S. dollar.
Remeasurement of shares classified as financial liabilities resulted in a $223 million gain compared to $548 million in the same period in the prior year due to the movement in the LP unit and BEPC exchangeable share price during the period.
Depreciation expense totaling $307 million represents a decrease of $38 million compared to the same period in the prior year due to recently completed asset sales and organizational structuring initiatives.
Net loss totaling $5 million represents a decrease of $496 million compared to the same period in the prior year due to the above noted items.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	March 31, 2025	December 31, 2024
Current assets	$2,803	$3,114
Equity-accounted investments	774	753
Property, plant and equipment	39,731	38,696
Total assets	44,964	44,129
Non-recourse borrowings	14,111	13,775
Deferred income tax liabilities	6,689	6,493
Interests held in BRHC by Brookfield Renewable	4,309	4,432
BEPC exchangeable and class A.2 exchangeable shares	4,068	4,168
Total equity in net assets	12,442	12,108
Total liabilities and equity	44,964	44,129
	Spot FX rates to USD
	€0.92	0.97
R$	5.74	6.19
COP	4,193	4,409
Property, plant and equipment
Property, plant and equipment totaled $39.7 billion as at March 31, 2025 compared to $38.7 billion as at December 31, 2024, representing an increase of $1.0 billion. The increase was due to our continued investments in the development of power generation assets and our sustaining capital expenditure that increased property, plant and equipment by $0.4 billion and the weakening of the U.S. dollar versus most currencies that increased property, plant and equipment by $0.9 billion. These increases were partly offset by $0.3 billion related to depreciation expense.
RELATED PARTY TRANSACTIONS
Our company’s related party transactions are in the normal course of business, are recorded at the exchange amount, and are primarily with the partnership and Brookfield.
Since inception, our parent company has had a Master Services Agreement with Brookfield. The Master Services Agreement was amended in connection with the completion of the Arrangement to include, among other things, BEPC as a service recipient.
Our company sells electricity to Brookfield through a single long-term PPA across our New York hydroelectric facilities.
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2029 and the draws bear interest at the Secured Overnight Financing Rate (“SOFR”) plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at March 31, 2025 (December 31, 2024: nil). The interest expense on the Brookfield revolving credit facility and deposit for the three months ended March 31, 2025 totaled nil and nil, respectively (2024: nil and nil, respectively).
From time to time Brookfield Wealth Solutions and its related entities may participate in capital raises undertaken by the company. Brookfield Wealth Solutions frequently participates alongside market participants at market rates as at March 31, 2025, $13 million of non-recourse borrowings (December 31, 2024: $13 million) were due to Brookfield Wealth Solutions. As at March 31, 2025, the company had $58 million (December 31, 2024: $58 million) of borrowings from Brookfield Wealth Solutions classified as due to related party. Subsidiaries of Brookfield Wealth Solutions may from time to time decide to participate in the company’s equity offerings.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

On December 24, 2024 the company entered into a deposit agreement with a subsidiary of Brookfield Renewable whereby from time to time the company may place amounts on deposit with the depositee up to a limit of $200 million (the “Deposit Agreement”). Each deposit carries a maturity date which must not exceed three months, however the company may request repayment upon three business days' written notice. As at March 31, 2025, there were $75 million (2024: $125 million) of funds placed on deposit pursuant to this Deposit Agreement, which carries an interest rate of 4.50%. Deposits placed are reflected within due from related parties on the consolidated statements of financial position. The interest income on the deposits for the three months ended March 31, 2025 totaled less than $1 million (2024: nil).
Our company participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and The Catalytic Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with its institutional partners, has access to financing using the Private Funds’ credit facilities.
In addition, our company has executed, amended, or terminated other agreements with the partnership and Brookfield that are described in Note 16 - Related party transactions in the company’s December 31, 2024 audited consolidated financial statements.
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income (loss), for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2025	2024
Revenues
Power purchase and revenue agreements	$24	$37

Other income
Interest income	$10	$9
Distribution income	—	2
	$10	$11

Direct operating costs
Energy purchases(1)	$(9)	$(8)
Energy marketing fee & other services	(6)	(1)
	$(15)	$(9)

Interest expense
Borrowings and distributions(2)	$(130)	$(35)

Other
Other related party services expense	$(1)	$(1)
Financial instrument gain	—	2
	$(1)	$1

Management service costs	$(23)	$(21)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. The company recognized nil (2024: nil) gains associated with agency arrangements which have been excluded from energy purchases. As of April 1, 2021, the agency arrangements were transferred from the partnership to the company upon the closing of Energy Marketing Internalization.
(2)Includes distributions on BEPC exchangeable shares, class A.2 exchangeable shares and BRHC class C shares of $4 million, $13 million, and $95 million, respectively. (2024: $16 million, nil and nil, respectively).

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	March 31, 2025	December 31, 2024
Current assets
Due from related parties
Amounts due from	Brookfield	$38	$30
	The partnership	1,146	1,363
	Equity-accounted investments and other	13	11
		$1,197	$1,404

Non-current assets
Due from related parties
Amounts due from	Equity-accounted investments and other	$9	$9

Current liabilities
Due to related parties
Amounts due to	Brookfield	$34	$34
	The partnership	456	480
	Brookfield Wealth Solutions and associates	24	24
	Equity-accounted investments and other	7	6
		$521	$544

Non-current liabilities
Due to related parties
Amounts due to	Brookfield	$51	$53
	The partnership	449	452
	Brookfield Wealth Solutions and associates	34	34
	Equity-accounted investments and other	1	2
		$535	$541

Non-recourse borrowings	Brookfield Wealth Solutions and associates	$13	$13

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that our company's chief operating decision maker, which we refer to as "CODM" manages our company, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)		(MILLIONS)
	Renewable Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric	3,703	3,893	$329	$343	$181	$223	$114	$152
Wind	625	976	42	70	33	47	23	34
Utility-scale solar	277	504	44	63	37	53	22	35
Distributed energy & sustainable solutions	210	269	25	34	9	21	5	16
Corporate	—	—	—	—	(2)	(2)	(25)	(18)
Total	4,815	5,642	$440	$510	$258	$342	$139	$219
(1)Non-IFRS measures. For reconciliation to the most directly comparable IFRS measure see "Reconciliation of Non-IFRS Measures" in this Management's Discussion and Analysis.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

HYDROELECTRIC OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$329	$343
Other income	4	4
Direct operating costs	(152)	(124)
Adjusted EBITDA(1)	181	223
Interest expense	(58)	(65)
Current income taxes	(9)	(6)
Funds From Operations	$114	$152

Generation (GWh) - actual	3,703	3,893
Average revenue per MWh(2)	77	81
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
Funds From Operations at our hydroelectric business was $114 million versus $152 million in the prior year as the benefit of higher hydrology at our South American hydroelectric facilities and higher average revenue per MWh on our contracted generation due to recontracting initiatives and inflation indexation was offset by lower pricing realized on uncontracted generation in South America due to stronger hydrology in the region and lower resources at our U.S. hydroelectric assets compared to the prior year which benefited from unseasonably mild conditions that pulled hydrology forward.
WIND OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$42	$70
Other income	13	4
Direct operating costs	(22)	(27)
Adjusted EBITDA(1)	33	47
Interest expense	(10)	(13)
Funds From Operations	$23	$34

Generation (GWh) - actual	625	976
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Funds From Operations at our wind business was $23 million versus $34 million in the prior year as the benefit from newly commissioned facilities and stronger generation on a same store basis was offset by the recently completed sale of wind assets in Portugal and Spain and organizational structuring initiatives that reduced results compared to the prior year.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

UTILITY-SCALE SOLAR OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$44	$63
Other income	6	11
Direct operating costs	(13)	(21)
Adjusted EBITDA(1)	37	53
Interest expense	(15)	(18)
Funds From Operations	$22	$35

Generation (GWh) – actual	277	504
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Funds From Operations at our utility-scale solar business was $22 million versus $35 million in the prior year as the benefit from newly commissioned facilities was offset by the recently completed sale of solar assets in Spain and organizational structuring initiatives that reduced results compared to the prior year.
DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$25	$34
Other income	1	1
Direct operating costs	(17)	(14)
Adjusted EBITDA(1)	9	21
Interest expense	(4)	(5)
Funds From Operations	$5	$16

Generation (GWh) – actual	210	269
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our distributed energy & sustainable solutions business was $5 million versus $16 million in the prior year due to lower contributions from pumped storage as the prior year benefited from higher pricing volatility.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2025:

(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$85	$(65)	$(40)	$(21)	$36	$(5)
Add back or deduct the following:
Depreciation	131	77	68	31	—	307
Deferred income tax (recovery) expense	(2)	(15)	(5)	(6)	(1)	(29)
Foreign exchange and financial instrument loss (gain)	3	22	3	(7)	—	21
Other(1)	21	14	11	5	(1)	50
Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC(2)	—	—	—	—	163	163
Remeasurement of interests held in BRHC by the partnership	—	—	—	—	(100)	(100)
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	—	—	—	—	(123)	(123)
Management service costs	—	—	—	—	23	23
Interest expense(2)	147	41	53	9	—	250
Current income tax expense	31	1	3	—	1	36
Amount attributable to equity accounted investments and non-controlling interests(3)	(235)	(42)	(56)	(2)	—	$(335)
Adjusted EBITDA attributable to the partnership	$181	$33	$37	$9	$(2)	$258
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Total interest expense of $413 million is comprised of Interest expense and Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC.
(3)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2024:

(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$108	$(24)	$(37)	$(9)	$453	$491
Add back or deduct the following:
Depreciation	132	107	84	22	—	345
Deferred income tax expense (recovery)	20	(7)	1	(2)	1	13
Foreign exchange and financial instrument (gain) loss	(40)	(7)	13	4	1	(29)
Other(1)	(38)	(19)	(72)	(11)	(64)	(204)
Dividends on BEPC exchangeable shares(2)	—	—	—	—	65	65
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(548)	(548)
Management service costs	—	—	—	—	21	21
Interest expense(2)	165	58	61	6	8	298
Current income tax expense (recovery)	18	3	(2)	—	1	20
Amount attributable to equity accounted investments and non-controlling interests(3)	(142)	(64)	5	11	60	$(130)
Adjusted EBITDA attributable to the company	$223	$47	$53	$21	$(2)	$342
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Total interest expense of $363 million is comprised of Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Net (loss) income	$(5)	$491
Add back or deduct the following:
Depreciation	307	345
Deferred income tax (recovery) expense	(29)	13
Foreign exchange and financial instruments gain (loss)	21	(29)
Other(1)	50	(204)
Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC	163	65
Remeasurement of interests held in BRHC by the partnership	(100)	—
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	(123)	—
Remeasurement of exchangeable and class B shares of BRHC	—	(548)
Amount attributable to equity accounted investments and non-controlling interest(2)	(145)	86
Funds From Operations	$139	$219
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

PART 5 – LIQUIDITY AND CAPITAL RESOURCES

AVAILABLE LIQUIDITY
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of renewable investments by virtue of the exchange feature of BEPC exchangeable shares. Our group-wide liquidity consisted of the following:

(MILLIONS)	March 31, 2025	December 31, 2024
Our company's share of cash and cash equivalents	$273	$255
Authorized credit facilities(1)	2,450	2,450
	2,723	2,705
Available portion of subsidiary credit facilities	106	85
Brookfield Renewable group liquidity on a proportionate basis	1,644	1,530
Available liquidity	$4,473	$4,320
(1)Includes the $2,050 million Subordinated Credit Facilities with the partnership and a $400 million revolving credit facility with Brookfield Corporation.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
DIVIDEND POLICY
The BEPC board may declare dividends at its discretion. However, the BEPC exchangeable shares have been structured with the intention of providing an economic return equivalent to the LP units and it is expected that dividends on the BEPC exchangeable shares will be declared at the same time and in the same amount as distributions made on the LP units. In the event dividends are not declared and paid concurrently with a distribution on the LP units, then the undeclared or unpaid amount of such BEPC exchangeable share dividend will accrue and accumulate. Pursuant to the amended and restated equity commitment agreement, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. See Item 7.B “Related Party Transactions – BEPC relationship with the partnership – Equity Commitment Agreement” of our Form 20-F for the annual period ended December 31, 2024. Brookfield Renewable’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Brookfield Renewable’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at approximately 70% of Brookfield Renewable’s Funds From Operations.
The board of directors of the general partner of Brookfield Renewable approved a 5% increase in its annual distribution to $1.492 per LP unit, or $0.373 per LP unit quarterly, starting with the distribution paid in March 2025, an increase from $1.420 per LP unit in 2024. This increase reflects the forecasted contribution from Brookfield Renewable's recently commissioned capital projects, as well as the expected cash yield on recent acquisitions net of dispositions. Brookfield Renewable targets a 5% to 9% annual distribution growth in light of growth it foresees in its operations.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	March 31, 2025			December 31, 2024
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total	Interest rate (%)(1)	Term (years)	Total
Proportionate non-recourse borrowings(2)
Hydroelectric	7.0%	5	$3,008	6.8%	6	$2,939
Wind	6.0%	9	668	5.1%	6	695
Utility-scale Solar	5.1%	11	1,239	5.4%	10	1,281
Distributed energy & sustainable solutions	4.9%	10	408	4.8%	8	304
	6.3%	7	5,323	6.1%	7	5,219
Proportionate unamortized financing fees, net of unamortized premiums and discounts			(32)			(31)
			5,291			5,188
Equity-accounted borrowings			(103)			(104)
Non-controlling interests and other(3)			8,923			8,691
As per IFRS Statements			$14,111			$13,775
(1)Includes cash yields on tax equity.
(2)See “Part 8 - Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity adjustments.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at March 31, 2025:

(MILLIONS)	Rest of 2025	2026	2027	2028	2029	Thereafter	Total
Debt Principal repayments
Non-recourse borrowings
Hydroelectric	$253	$249	$115	$80	$104	$1,164	$1,965
Wind	—	1	1	123	54	126	305
Utility-scale solar	—	11	—	93	41	92	237
Distributed energy & sustainable solutions	12	—	26	77	27	61	203
	265	261	142	373	226	1,443	2,710
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	73	110	97	117	225	421	1,043
Wind	29	46	31	31	30	196	363
Utility-scale solar	58	83	82	80	81	618	1,002
Distributed energy & sustainable solutions	18	21	18	19	17	112	205
	178	260	228	247	353	1,347	2,613
Total	$443	$521	$370	$620	$579	$2,790	$5,323

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2029 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
Proportionate debt is presented to assist investors in understanding the capital structure of the underlying investments of our company that are consolidated in its financial statements but are not wholly-owned. When used in conjunction with Funds from Operations, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. The only difference between consolidated debt presented under IFRS and proportionate debt is the adjustment to remove the share of debt of consolidated investments not attributable to our company and the adjustment to include share of debt attributable to the equity-accounted investments of our company. Management utilizes proportionate debt in understanding the capital structure of the underlying investments that are consolidated in its financial statements but are not wholly-owned. Proportionate debt provides useful information as to how our company has financed its businesses at the asset-level and provides a view into the return on the capital that it invests at a given degree of leverage.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.

To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.45 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital. We believe these capital sources will be sufficient to permit us to deploy the necessary capital for our contractual commitments (see Note 15 - Commitments, contingencies and guarantees in the audited annual consolidated financial statements) and our company’s share of anticipated transactions by our group.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended March 31
(MILLIONS)	2025	2024
Cash flow provided by (used in):
Operating activities	$110	$257
Financing activities	104	137
Investing activities	(252)	(371)
Foreign exchange gain (loss) on cash	27	(9)
(Decrease) increase in cash and cash equivalents	$(11)	$14
Operating Activities
Cash flows provided by operating activities for the three months ended March 31, 2025 totaled $110 million, compared to $257 million in 2024, reflecting the strong operating performance of our business during both periods.
Financing Activities
Cash flows provided by financing activities totaled $104 million for the three months ended March 31, 2025. The strength of our balance sheet and disciplined access to diverse sources of capital enabled us to fund growth and generate net proceeds of $152 million from non-recourse and related party financings. Our non-controlling interest contributed incremental capital, net of capital returns, of $101 million.
Distributions paid during the three months ended March 31, 2025 to participating non-controlling interest in operating subsidiaries totaled $149 million (2024: $76 million).
Cash flows provided by financing activities totaled $137 million for the three months ended March 31, 2024. The strength of our balance sheet allowed us to raise proceeds of approximately $131 million from non-recourse and related party financings for three months ended March 31, 2024. The proceeds raised were to fund the growth of our business through the investing activities noted below.
Investing Activities
Cash flows used in investing activities totaled $252 million for the three months ended March 31, 2025. Our continued investment in property, plant and equipment, including the construction and development of solar and storage development projects in the U.S. and Brazil, totaled $248 million for the three months ended March 31, 2025.
Cash flows used in investing activities totaled $371 million for the three months ended March 31, 2024. During the quarter, cash and cash equivalents of $113 million were transferred alongside our 100% interest in a portfolio of 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline in the U.S. to a subsidiary of Brookfield Renewable. Our continued investment in our property, plant and equipment, including the construction and development of wind, solar, and storage development projects in the U.S. and Brazil was $277 million for the three months ended March 31, 2024.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

SHARES AND UNITS OUTSTANDING
Our company’s equity interests include BEPC exchangeable shares and class A.2 exchangeable shares held by Brookfield Holders and public shareholders and BEPC class B, BRHC class B and BRHC class C shares held by the partnership. Dividends on each of our BEPC exchangeable shares and class A.2 exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each LP unit of the partnership. Ownership of BEPC class B, BRHC class B, and BRHC class C shares will entitle holders to receive dividends as and when declared by our board.
Our company’s capital structure is comprised of the following shares:

(UNITS)	March 31, 2025	December 31, 2024
BEPC exchangeable shares and class A.2 exchangeable shares(1)	179,605,538	179,640,851
BEPC class B shares	43,661	43,661
BRHC class B shares	110	110
BRHC class C shares	194,460,874	194,460,874
(1)Includes 144,885,855 (December 31, 2024: 144,921,168) of BEPC exchangeable shares and 34,719,683 (December 31, 2024: 34,719,683) of Class A.2 exchangeable shares.
BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, at its discretion, with the right to redeem these shares for cash consideration. The redemption right related to the BEPC exchangeable shares is subject to the company’s right, at its sole discretion, to satisfy the redemption request with LP units on a one-for-one basis. Similarly, the redemption right related to class A.2 exchangeable shares is subject to the company’s right, at its sole discretion, to satisfy any such redemption request with BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a one-for-one basis. For more information, see Item 10.B “Memorandum and Articles of Association – BEPC Exchangeable Shares” of our Form 20-F for the annual period ended December 31, 2024. During the three months ended March 31, 2025, our shareholders exchanged 35,313 (2024: 2,683) BEPC exchangeable shares for an equivalent number of LP units. BEPC class B, BRHC class B and BRHC class C shares are redeemable for cash in an amount equal to the market price of an LP unit. There have been no redemptions of class A.2 exchangeable shares, BEPC class B or BRHC class C shares to date. Due to the exchange feature of the BEPC exchangeable shares and class A.2 exchangeable shares and the cash redemption feature of the BEPC class B, BRHC class B and BRHC class C shares, the BEPC exchangeable shares, class A.2 exchangeable shares, BEPC class B shares, BRHC class B shares and BRHC class C shares are classified as financial liabilities. However, the BEPC class B shares meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
During the three months ended March 31, 2025, our company declared dividends of $68 million (2024: $65 million) on its outstanding BEPC exchangeable shares and class A.2 exchangeable shares and $95 million (2024: nil) on its outstanding BRHC class C shares. Dividends on our BEPC exchangeable shares, class A.2 exchangeable shares and BRHC class C shares are presented as interest expense in the unaudited interim consolidated financial statements. No dividends were declared on BEPC class B shares and BRHC class B shares during the three months ended March 31, 2025.
As at March 31, 2025, Brookfield Holders held a direct and indirect interest of approximately 25% of the company. Brookfield Holders own, directly and indirectly, 10,094,152 BEPC exchangeable shares and 34,719,683 class A.2 exchangeable shares on a combined basis and the remaining is held by public investors.
Our company may from time-to-time, subject to applicable law, purchase shares for cancellation in the open market, provided that any necessary approval has been obtained.
In December 2024, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8,982,042 BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 17, 2025, or earlier should the company complete its repurchases prior to such data. There were no BEPC exchangeable shares repurchased during the three months ended March 31, 2025.
As at the date of this report, Brookfield Holders, and the partnership, through ownership of BEPC exchangeable shares, class A.2 exchangeable shares and BEPC class B shares, hold an approximate 79% voting interest in our company. Holders of BEPC exchangeable shares, excluding Brookfield Holders, including the partnership, hold an approximate 21% aggregate voting interest in BEPC.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

CONTRACTUAL OBLIGATIONS
Please see Note 15 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Our company does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Our company issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at March 31, 2025, letters of credit issued amounted to $1,009 million (2024: $1,002 million).
Two direct and indirect wholly-owned subsidiaries of our company have fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
PART 6 – SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION RELATED TO THE PARTNERSHIP
As the market price of BEPC exchangeable shares is expected to be significantly impacted by the market price of the LP units and the combined business performance of Brookfield Renewable as a whole, we are providing the following historical operational and financial information regarding Brookfield Renewable. For further details please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

	2025	2024				2023
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$1,580	$1,432	$1,470	$1,482	$1,492	$1,323	$1,179	$1,205
Net (loss) income to Unitholders	(197)	(9)	(181)	(154)	(120)	35	(64)	(39)
Basic and diluted (loss) income per LP unit	(0.35)	(0.06)	(0.32)	(0.28)	(0.23)	0.01	(0.14)	(0.10)
Funds From Operations	315	304	278	339	296	255	253	312
Funds From Operations per Unit	0.48	0.46	0.42	0.51	0.45	0.38	0.38	0.48
Distribution per LP Unit	0.37	0.36	0.36	0.36	0.36	0.34	0.34	0.34

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

SUMMARY FINANCIAL INFORMATION RELATED TO THE COMPANY
The following is a summary of unaudited quarterly financial information of our company for the last eight consecutive quarters:

	2025	2024				2023
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$907	$987	$1,041	$989	$1,125	$1,066	$934	$901
Net (loss) income	(5)	945	(664)	(339)	491	(502)	1,370	360
Net income (loss) attributable to the partnership	5	761	(674)	(342)	491	(747)	1,340	291

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

PART 7 – CRITICAL ESTIMATES, JUDGEMENTS IN APPLYING ACCOUNTING POLICIES, AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of presentation and material accounting policy information in the audited consolidated financial statements are considered critical accounting estimates with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs, and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this MD&A. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our Form 20-F for the annual period ended December 31, 2024. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our company’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The company has not yet determined the impact of this standard on its disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on company financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. The company is currently assessing the impacts of these amendments.
There are currently no other future changes to IFRS with a potential material impact on the company.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the three months ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Actual Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes hydroelectric facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Voting Agreements with Affiliates
Our company has entered into voting agreements with Brookfield and the partnership, whereby our company gained control of the entities that own certain renewable power generating facilities in the United States and Brazil, as well as TerraForm Power. Our company has also entered into a voting agreement with its consortium partners in respect of our Colombian business. The voting agreements provide our company the authority to direct the election of the boards of directors of the relevant entities, among other things, and therefore provide our company with control. Accordingly, our company consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Our company accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1((u))(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2024 audited annual consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, carbon capture and storage, cogeneration, biomass, and eFuels), and 5) corporate. This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 3 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects our company’s share from facilities which it accounts for using consolidation and the equity method whereby our company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a shareholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include our company’s proportionate share of earnings (loss) from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes but is not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Our company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent our company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts (“MW”) attributable to our company’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby our company either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Our company uses Adjusted EBITDA to assess the performance of our operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Our company adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Our company includes other income within Adjusted EBITDA in order to provide

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period.
Our company believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Our company uses Funds From Operations to assess the performance of our company before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. The company includes other income in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period. In the unaudited interim consolidated financial statements of our company, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect our company to incur over the long-term investment horizon of our company.
Our company believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess our company’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of our company in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to our company's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of our company are performing and capital is being managed.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to Brookfield Renewable Corporation to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of our company and aggregate proportionate debt for all of the portfolio investments of our company; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of our company should not be considered in isolation or as a substitute for the financial statements of our company as reported under IFRS.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of the group. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to statements regarding the quality of our group’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of BEPC’s exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our group’s renewable power facilities; supply, demand, volatility and marketing in the energy markets; changes to government policies and incentives relating to the renewable power and sustainable solutions industries; our group’s inability to re-negotiate or replace expiring contracts (including PPA’s, power guarantee agreements or similar long-term agreements between a seller and a buyer of electrical power generation) on similar terms; an increase in the amount of uncontracted generation in our group’s renewable power portfolio or a change in the contract profile for future renewable power projects; availability and access to interconnection facilities and transmission systems; our group’s ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our group’s real property rights for our facilities being adversely affected by the rights of lien holders and leaseholders that are superior to those granted to our group; increases in the cost of operating our existing facilities and of developing new projects; health, safety, security and environmental risks; equipment failures and procurement challenges; adverse impacts of inflationary pressures; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; our group’s reliance on computerized business systems, which could expose our group to cyber-attacks; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; energy marketing risks and our ability to manage commodity and financial risk; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our group’s contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; increased regulation of our operations; new regulatory initiatives related to sustainability and ESG; foreign laws or regulation to which our group becomes subject as a result of future acquisitions in new markets; force majeure events; our group’s operations being affected by local communities; newly developed technologies or new business lines in which our group invests not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; ineffective management of human capital; labor disruptions and economically unfavorable collective bargaining agreements; human rights impacts of our group’s business activities; increased regulation of and third party opposition to our group’s nuclear service business’s customers and operations; failure of the nuclear power industry to expand; insufficient indemnification for our group’s nuclear services business; our group’s inability to finance our operations and fund growth due to the status of the capital markets or our group’s inability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our group’s loan, debt and security agreements; changes to our group’s credit ratings; the incurrence of debt at multiple levels within our group’s organizational structure; restrictions on our ability to engage in certain activities or make distributions due to our indebtedness; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our group’s hedging strategy or otherwise; our group’s inability to identify sufficient investment opportunities and complete transactions; political instability or changes in government policy negatively impacting our business or assets; changes to our group’s current business, including through future sustainable solutions investments; the growth of our group’s portfolio and our group’s inability to realize the expected benefits of its transactions or acquisitions; our group’s inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements our group enters into with communities and joint venture partners; our group does not have control over all of our group’s operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; some of our group’s acquisitions may be of distressed companies, which may subject our group to increased risks; a decline in the value of our group’s investments in securities, including publicly traded securities of other companies; the separation of economic interest from control within our group’s organizational structure;

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment; our group’s dependence on Brookfield and Brookfield’s significant influence over our group; Brookfield’s election not to source acquisition opportunities for our group and our group’s lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; the departure of some or all of Brookfield’s key professionals; Brookfield acting in a way that is not in our group’s best interests or the best interests of our shareholders; changes in how Brookfield elects to hold its ownership interests in our group; our group’s inability to terminate the Master Services Agreement and the limited liability of the Service Provider under our arrangements with them; Brookfield’s relationship with Oaktree; any changes in the market price of the BEP units and BEPC exchangeable shares; the redemption of the BEPC exchangeable shares; difference in the trading price of the BEPC exchangeable shares and BEP units; the de-listing of the BEPC exchangeable shares; future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares; changes in the amount of cash we can distribute to our shareholders; the inability of our shareholders to take part in the management of BEPC; limitations on holdings of our shares due to FPA and FERC regulations; the termination of the Rights Agreement; changes in tax law and practice; limits on our shareholders’ ability to obtain favourable judicial forum for disputes related to BEPC or to enforce judgements against us; foreign currency risk associated with BEPC distributions; our group is not subject to the same disclosure requirements as a U.S. domestic issuer; changes in our credit ratings; being deemed an “investment company” under the Investment Company Act; the effectiveness of our group’s internal controls over financial reporting; the redemption of BEPC exchangeable shares by us at any time or upon notice from the holder of the BEPC class B shares; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA and Funds From Operations which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”) in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA and Funds From Operations are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA or Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable investors and other readers to better understand our business.
Reconciliations of each of Adjusted EBITDA and Funds From Operations to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income (loss) in Note 3 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	March 31, 2025

Brookfield Renewable Corporation

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